UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SILVERLEAF RESORTS, INC.

(Name of Issuer)

Common Stock, par value, $.01 per share

(Title of Class of Securities)

82839510

(CUSIP Number)

Robert E. Mead

Silverleaf Resorts, Inc.

1221 Riverbend Drive

Suite 120

Dallas, Texas 75247

(214) 631-1166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 82839510
1	Name of reporting person I.R.S. identification no. of above person Robert E. Mead
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,349,417 shares
	9	Sole dispositive power 0
	10	Shared dispositive power 9,349,417 shares
11	Aggregate amount beneficially owned by each reporting person 9,349,417 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.5%
14	Type of reporting person IN

SCHEDULE 13D/A

Filed Pursuant to Rule 13d-1

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned. Such Schedule is amended as follows:

ITEM 1.	Security and Issuer.

Robert E. Mead hereby amends his statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 12, 1999, as amended by the Schedules 13D/A filed with the Commission on December 23, 2003 and May 26, 2006, respectively, with respect to shares of common stock, par value $.01 (the “Common Stock”) of Silverleaf Resorts, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

ITEM 2.	Identity and Background.

(a)	Name: Robert E. Mead

(b)-(c)	Mr. Mead’s principal occupation is that of Chairman and Chief Executive Officer of the Issuer. His principal business address is 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

(d)-(e)	During the last five years, Mr. Mead has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Mead is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

        N/A

ITEM 4.	Purpose of Transaction.

On February 3, 2011, Mr. Mead entered into a voting agreement (the “Voting Agreement”) with SL Resort Holdings Inc., a Delaware corporation (“Parent”), and Resort Merger Sub Inc., a Texas corporation (“Merger Sub”). The Voting Agreement provides that Mr. Mead will vote all Common Stock beneficially owned by him in favor of the proposed merger of the Merger Sub with and into Issuer (the “Merger”) on the terms set forth in the Agreement and Plan of Merger between Parent, Merger Sub, and the Issuer (the “Merger Agreement”).

Pursuant to, and subject to the terms of, the Voting Agreement, Mr. Mead agreed, among other things, to vote all of the shares of Common Stock beneficially owned by him in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, including the Merger, and against any Takeover Proposal (as defined in the Merger Agreement). Mr. Mead also agreed to waive any appraisal or similar rights and, subject to limited exceptions, not to transfer any shares of Common Stock beneficially owned by Mr. Mead without the prior written consent of Parent. Mr. Mead intends to surrender the shares of Common Stock held by him in connection with the Merger. The Voting Agreement terminates automatically upon the termination of the Merger Agreement.

No additional consideration was paid by or to Parent, Merger Sub, Mr. Mead, or the Issuer in connection with the Voting Agreement, and therefore no funds were used in connection with the transactions requiring the filing of this statement.

References to, and descriptions of, the Voting Agreement, the Merger Agreement and the Merger throughout this Amendment No. 3 to the Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 1 and 2 hereto, and which are incorporated by reference herein.

ITEM 5.	Interests in Securities of the Issuer.

(a)	As of the date hereof, Mr. Mead is deemed to beneficially own 9,349,417 shares of Common Stock of the Issuer, all of which are subject to the Voting Agreement. According to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, there were 38,146,943 shares of Common Stock outstanding. Based upon that number, the percentage of shares subject to the Voting Agreement is approximately 24.5% of the Issuer’s outstanding Common Stock.

(b)	Except as provided in the Voting Agreement, Mr. Mead has the power to vote and to direct the vote, and to dispose or to direct the disposition of, the 9,349,417 shares of Common Stock subject to the Voting Agreement.

(c)	As described in Item 6 below, the shares of Common Stock subject to the Voting Agreement are also subject to a Voting Trust Agreement dated November 1, 1999.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

The 9,349,417 shares controlled by Mr. Mead are subject to a Voting Trust Agreement dated November 1, 1999 between Mr. Mead and Judith F. Mead, his wife. Pursuant to the Voting Trust Agreement, Mr. Mead is designated as the initial Trustee of the Voting Trust, and Mr. Mead has agreed to serve as the initial Trustee. In the event of Mr. Mead’s death, or upon his resignation or removal as Trustee, James B. Francis, Jr. has been designated as the successor Trustee. As of the date of this statement, Mr. Francis is a member of the Board of Directors of the Issuer. Any Trustee may be removed only by a vote or the written consent of two-thirds (2/3) in interest of the Voting Trust Certificate Holders. Mr. Mead is the holder of all of the Voting Trust Certificates issued as of the date of this statement.

The Trustee possesses and, in the Trustee’s unrestricted discretion, is entitled to exercise in person or by the Trustee’s nominees, agents, attorneys-in-fact, or proxies all rights and powers to vote, assent, or consent to all corporate or shareholders’ actions. No person other than the Trustee shall have any voting rights during the term of the Voting Trust Agreement.

Also, see Item 4 above regarding the Voting Agreement.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1	Merger Agreement, dated February 3, 2011, by and between SL Resort Holdings, Inc., a Delaware corporation, Resort Merger Sub, Inc., a Texas corporation, and Silverleaf Resorts, Inc., a Texas corporation.

2	Voting Agreement, dated February 3, 2011, by and between Robert E. Mead, SL Resort Holdings, Inc., a Delaware corporation, Resort Merger Sub, Inc., a Texas corporation, and Silverleaf Resorts, Inc., a Texas corporation.

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date: February 11, 2011

/s/ Robert E. Mead
Robert E. Mead

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document

1	Merger Agreement, dated February 3, 2011, by and between SL Resort Holdings, Inc., a Delaware corporation, Resort Merger Sub, Inc., a Texas corporation, and Silverleaf Resorts, Inc., a Texas corporation.

2	Voting Agreement, dated February 3, 2011, by and between Robert E. Mead, SL Resort Holdings, Inc., a Delaware corporation, Resort Merger Sub, Inc., a Texas corporation, and Silverleaf Resorts, Inc., a Texas corporation.